Via EDGAR and Overnight Delivery

September 29, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:  John Reynolds; Pamela Howell; Adam F. Turk; Julie Marlowe; Craig Arakawa

Re:                           Boot Barn Holdings, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted September 17, 2014

CIK No. 0001610250

Ladies and Gentlemen:

On behalf of Boot Barn Holdings, Inc. (the “Company”), we submit this letter and the following information in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) by letter dated September 26, 2014 with respect to the above-referenced draft Registration Statement on Form S-1 (the “Draft Registration Statement”).

On behalf of the Company, we are concurrently filing, via EDGAR, the Registration Statement on Form S-1 (the “Registration Statement”).  Courtesy copies of this letter and the Registration Statement, specifically marked to show changes made to the Draft Registration Statement in preparing the Registration Statement, together with the materials indicated in our responses below as being supplementally provided herewith, are being submitted to you by overnight courier.

For the convenience of the Staff, the numbered paragraphs below correspond to the numbered comments in the Staff’s letter noted above. The Staff’s comments are presented in italics and are followed with the Company’s response. Except as otherwise specifically indicated, page references herein are to pages of the Registration Statement.

Management’s discussion and analysis of financial condition and results of operations, page 46.

1.                                    We reissue comment two from our letter dated August 1, 2014.  We note your response that the registration rights agreement will be filed as an exhibit; however, we are unable to locate such exhibit in the exhibits index.  Please revise or advise.

The Company hereby advises the Staff that the form of registration rights agreement has now been filed as Exhibit 4.2 to the Registration Statement.

September 29, 2014

Results of operations, page 51.

2.                                    We note the discussion of your results of operations indicates that you have combined the predecessor and successor period together into a combined 2012 year for purposes of performing your comparative analysis of  fiscal 2013 versus fiscal 2012.  Please tell us why you believe it is appropriate to combine the predecessor and successor periods in discussing your results of operations.  In this regard, tell us whether you considered providing a discussion of your historical financial results of the predecessor and successor periods along with a supplemental comparative discussion between fiscal 2013 and 2012 based upon pro forma financial information. If you decide to include a discussion in MD&A based on pro forma financial information,  please present the pro forma financial information in a format consistent with Article 11 of Regulation S-X .

The Company hereby advises the Staff that it believes that combining the Predecessor Period and the Successor Period and presenting them together as fiscal 2012 provides a more useful and relevant comparison of the Company’s results of operations from fiscal 2012 to fiscal 2013.  The Recapitalization that divides the Predecessor Period and Successor Period is the sole reason for the separate presentation of those periods in the Company’s consolidated financial statements.   The Recapitalization effected a change in ownership and capital structure of the Company, but did not result in any change to the size or nature of its business operations or management team.  As such, the combined Predecessor Period and Successor Period corresponds most closely to fiscal 2013 from an operational standpoint.  Further, the Company concluded that a separate analysis of the Predecessor Period and Successor Period would not provide additional useful or relevant information to investors about the results of operations for fiscal 2012.  In order to ensure that investors are aware that fiscal 2012 has been presented as two separate periods in its consolidated financial statements located elsewhere in the prospectus, and to ensure that investors have the opportunity to review that separate presentation, the Company has noted that fact at the beginning of its comparative analysis on page 51.

The Company considered presenting pro forma financial information for the Predecessor Period and Successor Period in a format consistent with Article 11 of Regulation S-X in addition to the combined presentation of fiscal 2012, but given the nature of the Recapitalization, as discussed above, the Company concluded that such additional presentation would not result in a better comparative analysis of the periods.  In reaching these conclusions, the Company took into account the fact that it has separately identified in the consolidated statements of operations data presented in this section of the prospectus, and included specific comparative analysis with respect to, the two significant items resulting from the Recapitalization that impacted income (loss) from operations: amortization of inventory fair value adjustment and acquisition related expenses.

September 29, 2014

Recent Sales of Unregistered Securities, page II-2.

3.                                    We note the revisions made in response to comment five from our letter dated August 1, 2014.  Please revise to disclose the sophistication of the investors in the offerings where you relied upon Section 4(a)(2).

The Company has revised its disclosure as requested.  Please see page II-3.

Exhibits

4.                                    It appears that exhibits 10.10, 10.11, 10.12, 10.13 and 10.14 are missing attached exhibits, schedules or annexes.  Please refile these exhibits to include the agreements in their entirety.

The Company hereby advises the Staff that it has now included in Exhibit 10.14, as filed with the Registration Statement, all of the schedules to the agreement that constitutes Exhibit 10.14.  There are no exhibits or annexes to that agreement.  Unlike those schedules, however, the schedules to the agreements that constitute Exhibits 10.10, 10.11, 10.12 and 10.13 generally do not provide any additional terms or conditions to those agreements to which they relate, but instead simply provide very detailed information about the Company.  Such detailed information is not material to an investor’s understanding of the Company or investment decision.  The Company is supplementally providing such schedules to the Staff to allow the Staff to verify the Company’s description of the contents of such schedules.  All annexes and exhibits to those agreements have been included in those Exhibits, as filed with the Registration Statement.

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September 29, 2014

Please contact me at (714) 830-0669 or Paul Iacono, Chief Financial Officer at the Company, at (949) 453-4403 with any questions or further comments regarding our response to the Staff’s comments.

Sincerely,

/s/ Timothy R. Rupp
Timothy R. Rupp

cc: Paul Iacono, Boot Barn Holdings, Inc. Johnny Skumpija, Cravath, Swaine & Moore LLP